UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                           Bioanalytical Systems, Inc.
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                                (Name of Issuer)

                                  Common Shares
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                         (Title of Class of Securities)

                                   09058M 10 3
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                                 (CUSIP Number)

                            Peter T. Kissinger, Ph.D.
                                111 Lorene Place
                          West Lafayette, IN 47906-8620

                                    Copy to:
                               James A. Aschleman
                               Baker & Daniels LLP
                          900 E. 96th Street, Suite 600
                             Indianapolis, IN 46240

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 5, 2009
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              (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. |X|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
     See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  09058M 10 3
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1. Name of Reporting Person.
   Peter T. Kissinger, Ph.D.
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)      |X|

   (b)      |_|
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3. SEC Use Only
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4. Source of Funds (See Instructions): PF (see Item 3)
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e) |_|
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6. Citizenship or Place of Organization:  United States
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Number of         7.  Sole Voting Power          427,747
Shares            -----------------------------------------------------
Beneficially
Owned by Each     8.  Shared Voting Power        848,220 (1)
Reporting         -----------------------------------------------------
Person With
                  9.  Sole Dispositive Power     427,747
                  -----------------------------------------------------

                  10. Shared Dispositive Power   848,220 (1)
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11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,275,967 (1)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)       |_|
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13. Percent of Class Represented by Amount in Row (11):  26.0% (1)(2)
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14. Type of Reporting Person (See Instructions) IN
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----------
(1) Dr. Kissinger shares voting and dispositive power over these shares with his spouse. Includes 1,354 shares indirectly held by Ms. Kissinger as custodian for the benefit of their children.
(2) Based on 4,915,318 of the Company's Common Shares which were outstanding as of May 1, 2009.

CUSIP No.  09058M 10 3
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1. Name of Reporting Person.
   Candice B. Kissinger
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)      |X|

   (b)      |_|
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3. SEC Use Only
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4. Source of Funds (See Instructions): PF (see Item 3)
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e) |_|
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6. Citizenship or Place of Organization:  United States
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Number of         7.  Sole Voting Power           252,310 (1)
Shares            -----------------------------------------------------
Beneficially
Owned by Each     8.  Shared Voting Power         1,023,657 (2)
Reporting         -----------------------------------------------------
Person With
                  9.  Sole Dispositive Power      252,310 (1)
                  -----------------------------------------------------

                  10. Shared Dispositive Power    1,023,657 (2)
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,275,967 (1)(2)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)             |_|
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13. Percent of Class Represented by Amount in Row (11):   26.0% (1)(2)(3)
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14. Type of Reporting Person (See Instructions) IN
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----------
(1) Includes 1,354 shares indirectly held by Ms. Kissinger as custodian for the benefit of their children.
(2) Ms. Kissinger shares voting and dispositive power over these shares with her spouse.
(3) Based on 4,915,318 of the Company's Common Shares which were outstanding as of May 1, 2009.

                                Explanatory Note

        This statement constitutes Amendment No. 1 to the Schedule 13D filed by Peter T. Kissinger, Ph.D. and Candice B. Kissinger (collectively, the "Kissingers") on April 6, 2009. Except as specifically set forth herein, the
Schedule 13D remains unmodified.

        Item 4 is hereby amended to add the following:

Item 4. Purpose of Transaction

        On June 5, 2009, the Kissingers provided a follow-up letter dated
June 5, 2009 (the "Letter") to the Board of Directors of Bioanalytical
Systems, Inc. (the "Issuer"). The Letter set forth the biographical information for the three director candidates proposed by the Kissingers to replace three of the current members of the Issuer's Board of Directors. The Letter also indicated that, after reviewing the Schedule 13D/A filed by Thomas A. Harenburg on May 14, 2009, the Kissingers support Jerome G. Marchant, the director candidate proposed by Mr. Harenburg, replacing another current member of the Issuer's Board of Directors. A copy of the Letter is filed herewith and attached hereto as Exhibit 99.3 and incorporated herein by reference. Any descriptions herein of the Letter are qualified in their entirety by reference to the Letter.

        Item 7 is hereby amended to add the following exhibit:

Item 7.  Material to Be Filed as Exhibits

         Exhibit 99.3 - Letter from Peter T.  Kissinger, Ph.D. and
Candice B. Kissinger to the Board of Directors of Bioanalytical Systems, Inc., dated June 5, 2009


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



                                    SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 5, 2009



By:    /s/  Peter T. Kissinger, Ph.D.
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         Peter T. Kissinger, Ph.D.



By:    /s/  Candice B. Kissinger
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         Candice B. Kissinger